Michael J. Sharp VP, Chief Financial Officer and Treasurer

February 17, 2016

Ms. Melissa Raminpour

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:                             AAR CORP.

Form 10-K for Fiscal Year Ended May 31, 2015

File No. 001-06263

Dear Ms. Raminpour:

This letter will confirm my telephone conversation this morning with Ms. Heather Clark of your office that AAR CORP.’s response to the SEC’s comment letter dated February 16, 2016 shall be due on or before Tuesday, March 8, 2016

Sincerely,

/s/ Michael J. Sharp
Michael J. Sharp
Vice President, CFO and Treasurer

1100 N. Wood Dale Road Wood Dale  Illinois 60191 USA Tel 1-630-227-2000